Exhibit 24(b)

POWER OF ATTORNEY

THE UNDERSIGNED Officer of TRW Inc. hereby appoints W. B. Lawrence, D. F. Menz, K. C. Syrvalin and K. A. Weigand and each of them, as attorneys for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned in the capacity specified, to prepare or cause to be prepared, to execute and to file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (1) a Registration Statement with respect to shares of TRW Common Stock offered in connection with the TRW UK Share Purchase Plan; (2) any and all amendments (including post-effective amendments), prospectuses and exhibits to such Registration Statements; and (3) any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the securities to which such Registration Statement relates, with full power and authority to take or cause to be taken such other action which in the judgment of such person may be necessary or appropriate to effect the filing of such document.

EXECUTED the dates set forth below.

/s/ R. H. Swan

R. H. Swan
Executive Vice President
and Chief Financial Officer
August 20, 2001